Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the “Issuer”)
#1305 - 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

February 22, 2016

3.	Press Release

The press release was released on February 23, 2015 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

The Issuer announced a decision by the Supreme Administrative Court of Sweden to cancel the Norra Karr Mining Lease.

5.	Full Description of Material Change

See news release dated February 23, 2016, for further details.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

February 26, 2016

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	February 23, 2016

Swedish Supreme Administrative Court Cancels Norra Karr Mining Lease

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV: TSM) (Frankfurt: T61); (OTCQB: TASIF) Tasman has been notified of a decision by the Supreme Administrative Court of Sweden (“SAC”) to cancel the Norra Karr Mining Lease (“ML”). This ML was granted to the Company in May 2013 by the Swedish Mining Inspectorate (Bergsstaten) and has remained in force since that time.

On the basis of a review of the process of granting of the ML, the SAC has determined that the decision by the Swedish Mining Inspectorate was incorrect, as the decision to grant the ML was not adequately supported by environmental studies into a future mining operation.  As a result, the Norra Karr ML is no longer granted.  The SAC decision to cancel the ML cannot be appealed.  Environmental studies into a future mining operation were publically released as part of the 2015 Pre-Feasibility Study.

The Norra Karr project now reverts to an Exploration Licence (“EL”) which was first granted to Tasman on 31 August 2009.  On August 31 2015 Tasman applied for a two-year extension of this EL.  The renewal of the EL is subject to appeals to the Administrative Court in Falun.  If appeals are rejected, the EL will be valid until August 31 2017 when further renewals are permissible. Under the Swedish Mining Act EL’s can be extended for 11 years and up to 15 years under special circumstances.

“This surprising and disappointing decision by the SAC to withdraw the Norra Karr ML is not consistent with prior application of the Mining Act” said Mark Saxon, Tasman’s President and CEO.  “Tasman’s ML application documents, that allowed for the granting of the ML, provided all information as required by the Mining Act.  Mining cannot start on an ML before submission of a detailed mining through closure plan, a full Environmental Impact Statement and granting of an Environmental/Operating Permit.  We believe the SAC decision may have a detrimental and long lasting effect on the Swedish mining industry and the view of Swedish sovereign risk for mining.”

Tasman is now reviewing the findings of the SAC.  Tasman remains free to reapply for a new Mining Lease at any time.  The cancellation of the ML does not change Tasman’s view of the potential of the Norra Karr project or the work required to begin a mining project.  The ML provided no rights for mining or ground disturbance of any type, and a full Environmental Impact Statement was always required to be prepared and submitted as part of an Environmental/Operating Permit.  Tasman can satisfy the interpretation of the Mining Act by the SAC with the data collected and publically reported during the Pre-Feasibility Study completed on the Norra Karr project in 2015.

On behalf of the Board,	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
"Mark Saxon"	Company Contact: Mariana Bermudez +1 (604) 699 0202
Mark Saxon, President & CEO	Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, the implementation of the Norra Karr preliminary feasibility study, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, changes in corporate goals, unexpected expenditures, our ability to identify and close suitable acquisitions,  unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, court rulings, relationships with vendors and strategic

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM OTCQB : TASIF www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN

partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

HEAD OFFICE: Suite 1305 - 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM OTCQB : TASIF www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Skollalen 2 BOLLNAS 821 41 SWEDEN